CALCULATION OF REGISTRATION FEE

Title of Each Class	Amount to be	Amount of
of Securities to be Registered	Registered	Registration Fee(1)
4.625% Notes due April 15, 2020	$500,000,000	$35,650
5.800% Notes due April 15, 2040	$500,000,000	$35,650

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”). The total registration fee due for this offering is $71,300.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-161697

PROSPECTUS SUPPLEMENT
(To prospectus dated September 2, 2009)

$1,000,000,000

$500,000,000 4.625% Notes due April 15, 2020
$500,000,000 5.800% Notes due April 15, 2040

We will pay interest on the notes on April 15 and October 15 of each year, beginning October 15, 2010. The 4.625% notes will mature on April 15, 2020 and the 5.800% notes will mature on April 15, 2040. We may redeem either series of notes in whole at any time or in part from time to time at the redemption prices set forth under “Description of Notes — Optional Redemption.”

The notes will be unsecured obligations and rank equally with our existing and future unsecured senior indebtedness. The notes will be issued only in registered book-entry form in minimum denominations of $2,000 and integral multiples of $1,000 thereafter.

Investing in these securities involves risks. See risks described herein and those described as risk factors in Item 1A of our Annual Report on Form 10-K for the fiscal year ended January 29, 2010 as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

			Proceeds to
	Public Offering	Underwriting	Lowe’s
	Price(1)	Discount	(before expenses)(1)

Per 4.625% note due 2020	99.818%	0.450%	99.368%
Total	$499,090,000	$2,250,000	$496,840,000
Per 5.800% note due 2040	99.915%	0.875%	99.040%
Total	$499,575,000	$4,375,000	$495,200,000

(1) Plus accrued interest from April 15, 2010, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about April 15, 2010, against payment therefor in immediately available funds.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	SunTrust Robinson Humphrey

Co-Managers

Wells Fargo Securities	US Bancorp	Barclays Capital
BB&T Capital Markets	BMO Capital Markets	BNP PARIBAS
BNY Mellon Capital Markets, LLC	Fifth Third Securities, Inc.	HSBC
Mitsubishi UFJ Securities	Morgan Keegan & Company, Inc.	PNC Capital Markets LLC
Loop Capital Markets, LLC	Ramirez & Co., Inc.	The Williams Capital Group, L.P.

The date of this prospectus supplement is April 12, 2010.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering, the notes and matters relating to us and our financial performance and condition. The second part, the accompanying prospectus dated September 2, 2009, gives more general information, some of which does not apply to this offering.

If the description of this offering and the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In various places in this prospectus supplement and the accompanying prospectus, we refer you to sections of other documents for additional information by indicating the caption heading of the other sections. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise indicated.

Except as otherwise indicated, all references in this prospectus supplement to “Lowe’s”, “the company”, “we” and “our” refer to Lowe’s Companies, Inc., and its consolidated subsidiaries.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements of the company’s expectations for sales growth, comparable store sales, operating performance, earnings, share repurchases, capital expenditures, depreciation expenses, store openings, the housing market, the home improvement industry, demand for services and any statement of an assumption underlying any of the foregoing, constitute “forward-looking statements”. Although the company believes that the expectations, opinions, projections, and comments reflected in our forward-looking statements are reasonable, it can give no assurance that such statements will prove to be correct. A wide variety of potential risks, uncertainties, and other factors could materially affect our ability to achieve the results expressed or implied by our forward-looking statements including, but not limited to, changes in general economic conditions, such as continued high rates of unemployment, interest rate and currency fluctuations, higher fuel and other energy costs, slower growth in personal income, changes in consumer spending, changes in the rate of housing turnover, the availability and increasing regulation of consumer credit and of mortgage financing, inflation or deflation of commodity prices and other factors which can negatively affect our customers, as well as our ability to: (i) respond to adverse trends in the housing industry, such as the psychological effects of falling home prices, and in the level of repairs, remodeling, and additions to existing homes, as well as a general reduction in commercial building activity; (ii) secure, develop, and otherwise implement new technologies and processes designed to enhance our efficiency and competitiveness; (iii) attract, train, and retain highly-qualified associates; (iv) locate, secure, and successfully develop new sites for store development particularly in major metropolitan markets; (v) respond to fluctuations in the prices and availability of services, supplies, and products; (vi) respond to the growth and impact of competition; (vii) address changes in existing or new laws or regulations that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax or environmental issues; and (viii) respond to unanticipated weather conditions that could adversely affect sales. In addition we could experience additional impairment losses if the actual results of our operating stores are not consistent with the assumptions and judgments we have made in estimating future cash flows and determining asset fair values. For more information regarding these and other risks and uncertainties that we are exposed to, you should read the “Risk Factors” and “Critical Accounting Policies and Estimates” included in our Annual Report on Form 10-K filed with the United States Securities and Exchange Commission (the “SEC”) and the description of material changes, if any, included in our subsequently filed Quarterly Reports on Form 10-Q.

You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person, including any dealer, salesperson or other individual, to provide you with different information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date hereof.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Such transactions may include stabilizing the purchase of the notes to cover syndicate short positions and the imposition of penalty bids. For a description of those activities, see “Underwriting.”

LOWE’S COMPANIES, INC.

With fiscal year 2009 sales of $47.2 billion, Lowe’s Companies, Inc., is a Fortune® 50 company, offering a complete line of home improvement products and services. We currently serve approximately 15 million do-it-yourself, do-it-for-me and Commercial Business Customers a week at more than 1,710 home improvement stores in the United States, Canada and Mexico. Lowe’s is the second largest home improvement retailer in the world.

Although we have reduced our rate of store expansion in response to the challenging economic environment, we opened 62 new stores in fiscal year 2009, including five Canadian stores. Our 2009 store openings included three primary prototypes: 117,000 square foot and 103,000 square foot stores for large markets and a 94,000 square foot store to serve smaller markets. As of the end of the fiscal year 2009, our selling square footage totaled approximately 193 million square feet. We expect to open 40 to 45 new stores in fiscal 2010, including our first stores in Monterrey, Mexico, which opened in February 2010, and our first stores in western Canada.

In 2009 we also entered into a joint venture agreement with Australia’s largest retailer, Woolworth’s Limited, to develop a network of home improvement stores for consumers in Australia. Lowe’s will be one-third owner of the destination home improvement chain, which is slated to open its first store in 2011.

We believe community involvement extends beyond the boundaries of our stores. In 2009, Lowe’s and Lowe’s Charitable and Educational Foundation contributed more than $30 million to schools and community organizations in the United States, Canada and Mexico and supported more than 2,300 community and education projects. The Foundation funds our signature grant program, Lowe’s Toolbox for Education®, and partnerships with organizations including SkillsUSA®, Rebuilding Together®, the Home Safety Council and The Nature Conservancy. Since 2003, Lowe’s has worked with Habitat for Humanity® International to combat substandard housing. We also partner with customers to support both the American Red Cross and the Muscular Dystrophy Association. Lowe’s also encourages employee volunteerism through the Lowe’s Heroes program, a company-wide initiative.

Headquartered in Mooresville, North Carolina, we are a 64-year old company that employs approximately 239,000 people. Our management is committed to understanding and reflecting the diverse cultures of the communities we serve across the United States in staffing, business partnerships and the products we sell. We are also committed to making diversity and inclusion a natural part of the way we do business. We have been a publicly held company since 1961, and our shares of common stock are listed on the New York Stock Exchange under the symbol “LOW.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $991 million, after deducting our estimated offering expenses and the underwriters’ discounts. We plan to use $500 million of the net proceeds from the sale of the notes to repay our 8.25% Notes due June 1, 2010 at maturity and to use the balance for general corporate purposes, including capital expenditures and working capital needs, and to fund repurchases of shares of our common stock.

We may temporarily invest any proceeds that are not immediately applied to the above purposes in U.S. government or agency obligations, commercial paper, money market funds, taxable and tax-exempt notes and bonds, variable-rate demand obligations, bank certificates of deposit, or reverse repurchase agreements collateralized by U.S. government or agency obligations. We may also deposit the proceeds with banks.

CAPITALIZATION

The following table sets forth our capitalization at January 29, 2010. The “as adjusted” column below gives effect to this offering and the application of the net proceeds from the sale of the notes. See “Use of Proceeds.”

	January 29, 2010
	Actual	As Adjusted
	(Dollars in millions)

Cash and cash equivalents	$632	$1,123

Short-term borrowings	—	—

Current maturities of long-term debt	552	52

Long-term debt:
$550 million Notes, interest at 5.60%, due September 15, 2012	548	548
$500 million Notes, interest at 5.00%, due October 15, 2015	498	498
$550 million Notes, interest at 5.40%, due October 15, 2016	547	547
$250 million Notes, interest at 6.10%, due September 15, 2017	249	249
Medium-Term Notes — Series A, interest at 8.19% to 8.20%, final maturity in 2023	15	15
$300 million Debentures, interest at 6.88%, due February 15, 2028	298	298
$400 million Debentures, interest at 6.50%, due March 15, 2029	397	397
$500 million Notes, interest at 5.50%, due October 15, 2035	493	493
$450 million Notes, interest at 5.80%, due October 15, 2036	446	446
$500 million Notes, interest at 6.65%, due September 15, 2037	494	494
Medium-Term Notes — Series B, interest at 7.11% to 7.61%, final maturity in 2037	217	217
Mortgage Notes, interest at 1.08% to 8.25%, final maturity in 2018	17	17
Capital Leases and Other, final maturity in 2031	309	309
$500 million Notes, interest at 4.625%, due April 15, 2020	—	497
$500 million Notes, interest at 5.800%, due April 15, 2040	—	495

Total long-term debt	4,528	5,520

Total debt	5,080	5,572
Shareholders’ equity:
Preferred stock, $5 par value, none issued	—	—
Common stock, $0.50 par value, 1,458,936,542 shares issued and outstanding	729	729
Capital in excess of par value	6	6
Retained earnings	18,307	18,307
Accumulated other comprehensive income	27	27

Total shareholders’ equity	19,069	19,069

Total capitalization	$24,149	$24,641

SELECTED CONSOLIDATED FINANCIAL INFORMATION

We have derived the following results of operations and balance sheet data for and as of the end of our last five fiscal years from our consolidated financial statements. You should read the information set forth below in conjunction with our consolidated financial statements and related notes and other financial information incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Incorporation of Information Filed with the SEC” in this prospectus supplement.

	For the Year Ended
	February 3,		February 2,		February 1,		January 30,		January 29,
	2006(1)		2007		2008		2009		2010
	(Dollars in millions, except per share data, ratios and operating data)

Selected statement of earnings data:
Net sales	$43,243		$46,927		$48,283		$48,230		$47,220
Gross margin	$14,790		$16,198		$16,727		$16,501		$16,463
Net earnings	$2,765		$3,105		$2,809		$2,195		$1,783
Basic earnings per common share	$1.78		$2.02		$1.89		$1.50		$1.21
Diluted earnings per common share	$1.73		$1.98		$1.86		$1.49		$1.21

Selected operating data:
Number of stores open at end of period	1,234		1,385		1,534		1,649		1,710
Selling square footage at end of period (in millions)	140.1		157.1		174.1		186.6		193.2
Comparable store sales changes(2)	6.1%		—%		(5.1)%		(7.2)%		(6.7)%

Selected balance sheet data (at period end):
Total assets	$24,604		$27,726		$30,816		$32,625		$33,005
Long-term debt, excluding current maturities	$3,499		$4,325		$5,576		$5,039		$4,528
Shareholders’ equity	$14,296		$15,725		$16,098		$18,055		$19,069

Other data:
Ratio of earnings to fixed charges(3)	14.1	x	15.4	x	11.5	x	8.2	x	7.0	x

(1)	The fiscal year ended February 3, 2006 had 53 weeks.

(2)	A comparable store is defined as a store that has been open longer than 13 months. A store that is identified for relocation is no longer considered comparable one month prior to its relocation. The relocated store must then remain open longer than 13 months to be considered comparable.

(3)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” includes pretax earnings plus fixed charges, less interest capitalized. “Fixed charges” includes interest expensed and capitalized and the portion of rental expense that is representative of the interest factor in these rentals. Interest accrued on uncertain tax positions is excluded from interest expense in the computation of fixed charges.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered hereby (referred to in the prospectus as “Debt Securities”) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made.

General

The notes will be issued under an amended and restated indenture, dated as of December 1, 1995, between us and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to Bank One, N.A. (formerly known as The First National Bank of Chicago)), as supplemented by a supplemental indenture, to be dated as of April 15, 2010, between us and the trustee (together, the “Senior Indenture”). You may request a copy of the Senior Indenture and the form of notes from the trustee. At January 29, 2010, we had no secured indebtedness outstanding at the parent company level; $35 million of secured indebtedness outstanding at the subsidiary level, $17 million of which was guaranteed at the parent company level; $4,702 million of unsecured indebtedness outstanding at the parent company level; $30 million of capitalized lease obligations at the parent company level and $313 million of capitalized lease obligations at the subsidiary level, $34 million of which was guaranteed at the parent company level. Indebtedness and capitalized lease obligations at the subsidiary level will be structurally senior in right of payment to the notes.

We will issue the notes of each series in fully registered book-entry form without coupons and in minimum denominations of $2,000 and integral multiples of $1,000 thereafter. We do not intend to apply for the listing of the notes of either series on a national securities exchange or for quotation of such notes on any automated dealer quotation system.

The following statement relating to the notes and the Senior Indenture are summaries of certain provisions thereof and are subject to the detailed provisions of the Senior Indenture, to which reference is hereby made for a complete statement of such provisions. Certain provisions of the Senior Indenture are summarized in the accompanying prospectus. We encourage you to read the summaries of the notes and the Senior Indenture in both this prospectus supplement and the accompanying prospectus, as well as the form of notes and the Senior Indenture.

The notes will be our unsecured senior obligations. The cover page of this prospectus supplement sets forth the maturity dates, the aggregate principal amounts and the interest rates of the notes. The notes will bear interest from the date of issuance, payable semiannually in arrears on each April 15 and October 15, commencing October 15, 2010, to the persons in whose names the notes are registered at the close of business on the April 1 immediately preceding each April 15 or the October 1 immediately preceding each October 15. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. Payments of principal and interest to owners of book-entry interests (as described below) are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants in effect from time to time.

The notes of each series need not be issued at one time and a series may be reopened, without the consent of the holders, for issuance of additional notes of such series.

Optional Redemption

Before six months prior to the applicable maturity date, the notes of each series will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes to be redeemed; or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 basis points with respect to the 4.625% notes due April 15, 2020 (the “2020 notes”) and 20 basis points with respect to the 5.800% notes due April 15, 2040 (the “2040 notes”), plus, in each case, accrued interest thereon to but excluding the date of redemption.

Within six months prior to the applicable maturity date, the notes of each series will be redeemable, in whole at any time or in part from time to time, at our option at par plus accrued interest thereon to but excluding the date of redemption.

Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) Banc of America Securities LLC and J.P. Morgan Securities Inc. (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the Trustee by a method the Trustee deems to be fair and appropriate.

Change of Control Offer to Purchase

If a change of control triggering event occurs, holders of notes may require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of their notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase (unless a notice of redemption has been mailed within 30 days after such change of control triggering event stating that all of the notes will be redeemed as described above). We will be required to mail to holders of the notes a notice describing the transaction or transactions constituting the change of control triggering event and offering to repurchase the notes. The notice must be mailed within 30 days after any change of control triggering event, and the repurchase must occur no earlier than 30 days and no later than 60 days after the date the notice is mailed.

On the date specified for repurchase of the notes, we will, to the extent lawful:

•	accept for payment all properly tendered notes or portions of notes;

•	deposit with the paying agent the required payment for all properly tendered notes or portions of notes; and

•	deliver to the trustee the repurchased notes, accompanied by an officers’ certificate stating, among other things, the aggregate principal amount of repurchased notes.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations applicable to the repurchase of the notes. To the extent that these requirements conflict with the provisions requiring repurchase of the notes, we will comply with such requirements instead of the repurchase provisions and will not be considered to have breached our obligations with respect to repurchasing the notes. Additionally, if an event of default exists under the indenture (which is unrelated to the repurchase provisions of the notes), including events of default arising with respect to other issues of debt securities, we will not be required to repurchase the notes notwithstanding these repurchase provisions.

We will not be required to comply with the obligations relating to repurchasing the notes if a third party instead satisfies them.

For purposes of the repurchase provisions of the notes, the following terms will be applicable:

“Change of control” means the occurrence of any of the following: (a) the consummation of any transaction (including, without limitation, any merger or consolidation) resulting in any “person” (as that term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934)(other than us or one of our subsidiaries) becoming the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50% of our voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than the number of shares; (b) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in a transaction or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to one or more “persons” (as that term is defined in the indenture) (other than us or one of our subsidiaries); or (c) the first day on which a majority of the members of our Board of Directors are not continuing directors. Notwithstanding the foregoing, a transaction will not be considered to be a change of control if (a) we become a direct or indirect wholly-owned subsidiary of a holding company and (b)(y) immediately following that transaction, the direct or indirect holders of the voting stock of the holding company are substantially the same as the holders of our voting stock immediately prior to that transaction or (z) immediately following that transaction no person is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of the holding company.

“Change of control triggering event” means the occurrence of both a change of control and a rating event.

“Continuing directors” means, as of any date of determination, any member of our Board of Directors who (a) was a member of the Board of Directors on the date the notes were issued or (b) was nominated for election, elected or appointed to the Board of Directors with the approval of a majority of the continuing directors who were members of the Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings.

“Investment grade rating” means a rating equal to or higher than BBB− (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB− (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating agencies” means (a) each of Fitch, Moody’s and S&P, and (b) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934) selected by us as a replacement rating agency for a former rating agency.

“Rating event” means the rating on the notes is lowered by each of the rating agencies and the notes are rated below an investment grade rating by each of the rating agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (a) the occurrence of a change of control and (b) public notice of the occurrence of a change of control or our intention to effect a change of control; provided that a rating event will not be deemed to have occurred in respect of a particular change of control (and thus will not be deemed a rating event for purposes of the definition of change of control triggering event) if each rating agency making the reduction in rating does not publicly announce or confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the change of control (whether or not the applicable change of control has occurred at the time of the rating event).

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Voting stock” means, with respect to any specified person (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Book-Entry System

The certificates representing the notes of each series will be issued in the form of one or more fully registered global notes without coupons (the “Global Note”) and will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as the nominee of DTC. Except in limited circumstances, the notes will not be issuable in definitive form. Unless and until they are exchanged in whole or in part for the individual notes represented thereby, any interests in the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor. See “Description of Debt Securities — Global Securities” in the accompanying prospectus.

DTC has advised us that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the Financial Industry Regulatory Authority. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the SEC.

Same-Day Funds Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of notes in book-entry form will be made by us in immediately available funds to the accounts specified by DTC.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing houses or next-day funds. In contrast, the notes will trade in DTC’s Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. will be the trustee under the Senior Indenture. We may maintain deposit accounts or conduct other banking transactions with the trustee in the ordinary course of business.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes, but does not provide a complete analysis of all potential tax considerations.

The following summary describes, in the case of U.S. Holders (as defined below), the material U.S. federal income tax consequences and, in the case of Non-U.S. Holders (as defined below), the material U.S. federal income and estate tax consequences, of the acquisition, ownership and disposition of the notes. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretation. This summary applies to you only if you are an initial purchaser of the notes who acquired the notes at their original issue price within the meaning of Section 1273 of the Code and if you hold the notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business.

This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the U.S. federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a U.S. person that has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity for U.S. federal income tax purposes;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the notes as part of a straddle, hedging transaction, constructive sale transaction, conversion transaction or other integrated transaction;

•	a trader that elects to use a mark-to-market method of accounting with respect to its securities holdings;

•	a tax-exempt entity;

•	a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

•	a person who acquires the notes in connection with employment or other performance of services.

In addition, the following summary does not address all possible tax consequences related to acquisition, ownership and disposition of the notes. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences, or the consequences arising under any tax treaty. We have not sought, and do not intend to seek, a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

Investors considering acquiring notes should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any state, local or foreign taxing jurisdictions or under any applicable tax treaty.

U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of notes and for U.S. federal income tax purposes are:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership, you should consult your tax advisor regarding the U.S. federal income tax consequences of investing in the notes through a partnership.

Payment of Interest

All of the notes bear interest at a fixed rate. You generally must include this interest in your gross income as ordinary interest income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.

In certain circumstances, we may be obligated to pay you amounts in excess of stated interest or principal on the notes. At our option, we may redeem part or all of the notes, as described in “Description of Notes — Optional Redemption,” for a price that may include an additional amount in excess of the principal amount of such notes. Based on existing Treasury Regulations, we intend to take the position that this option to redeem will be presumed not to be exercised and, accordingly, the premium payable upon a redemption will not affect the yield to maturity or the maturity date of the notes. If, contrary to our expectations, we redeem the notes, any premium paid to you should be taxed as capital gain under the rules described under “— Sale, Exchange or Redemption of Notes.” You should consult your tax advisor regarding the appropriate tax treatment of the amounts you receive upon the redemption, including any premium you receive.

In addition, upon the occurrence of a change of control triggering event, holders of the notes will have the right to require us to repurchase all or any part of the notes, as described in “Description of Notes — Change of Control Offer to Purchase,” at a price that may include an additional amount in excess of the principal amount of the notes. We intend to take the position that the likelihood of such a repurchase is remote and accordingly that the possibility of a premium payable upon such a repurchase does not affect the yield to maturity or maturity date of the notes. A holder may not take a contrary position unless the holder discloses the contrary position to the IRS in the manner required by applicable Treasury Regulations. If we pay a premium on a repurchase upon the occurrence of a change of control triggering event, the premium should be treated as a capital gain under the rules described under “— Sale, Exchange or Redemption of Notes.”

Sale, Exchange or Redemption of Notes

You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of the notes equal to the difference between (a) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further taxable income), and (b) your tax basis in the notes. Your tax basis in a note generally will equal your cost of the note.

Gain or loss on the disposition of notes will generally be capital gain or loss and will be long-term capital gain or loss if the notes have been held for more than one year at the time of disposition. Certain non-corporate U.S. Holders may be eligible for a reduced rate of tax on long-term capital gains, which rate currently is scheduled to increase on January 1, 2011. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to payments to certain non-corporate U.S. Holders (or other exempt recipients) of principal and interest on a note and the proceeds of the sale of a note. If you are a U.S. Holder, you may be subject to backup withholding, at a current rate of 28%, when you receive interest with respect to the notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other taxable disposition of the notes. In general, you can avoid this backup withholding by properly executing, under penalties of perjury, an IRS Form W-9 or suitable substitute form that provides:

•	your correct taxpayer identification number; and

•	a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on IRS Form W-9 or suitable substitute form in a timely manner, you may be subject to penalties imposed by the IRS.

Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. Amounts withheld are not an additional tax and may be refunded or credited against your federal income tax liability, provided you timely furnish required information to the IRS.

Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder and is not treated as a partnership for U.S. federal income tax purposes.

Payment of Interest

Generally, subject to the discussions of backup withholding and new legislation below, if you are a Non-U.S. Holder, interest income that is not effectively connected with a U.S. trade or business will not be subject to U.S. federal income withholding tax provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your Non-U.S. Holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (together with appropriate attachments), or a suitable substitute form, has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of that form.

Interest on the notes which is not exempt from U.S. withholding tax as described above and is not effectively connected with a U.S. trade or business generally will be subject to U.S. withholding tax at a 30% rate (or, if applicable, a lower treaty rate). We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and any tax withheld with respect to, each Non-U.S. Holder. If a Non-U.S. Holder is engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base, then such Non-U.S. Holder (although exempt from the 30% withholding tax) will generally be subject to U.S. federal income tax on that interest at graduated rates on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the U.S.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with a U.S. trade or business, the Non-U.S. Holder must provide a properly executed Form W-8BEN or Form W-8ECI, respectively. Under the Treasury Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special certification and other rules apply to payments made through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of these certification rules.

Sale, Exchange or Redemption of Notes

A Non-U.S. Holder generally will not be subject to the U.S. federal income tax or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of the note, unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (or, where an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base); or

•	you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition (as determined under the Code) and certain other conditions are met.

Estate Taxes

If you are an individual Non-U.S. Holder and you hold a note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with your conduct of a trade or business within the United States.

Information Reporting and Backup Withholding Tax

If you are a Non-U.S. Holder, U.S. backup withholding will not apply to payments of interest on a note if you provide the statement described in “ — Non-U.S. Holders — Payment of Interest,” provided that the payor does not have actual knowledge that you are a U.S. person. Information reporting requirements may apply, however, to payments of interest on a note with respect to Non-U.S. Holders.

Information reporting will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker:

•	is a U.S. person;

•	is a foreign person 50% or more of the gross income of which for certain periods is effectively connected with the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in applicable Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

Notwithstanding the foregoing, payment of the proceeds of any such sale of a note effected outside the United States by a foreign office of any broker that is described in the preceding sentence will not be subject to information reporting if the broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption.

Payment of the proceeds of any sale effected outside the United States by a foreign office of a broker is not subject to backup withholding. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described in “— Non-U.S. Holders — Payment of Interest” or otherwise establish an exemption.

New Legislation

Recently enacted legislation regarding foreign account tax compliance, effective for payments made after December 31, 2012, imposes a withholding tax of 30% on interest and gross proceeds from the disposition of certain debt instruments paid to certain foreign entities unless various information reporting and certain other requirements are satisfied. You should consult your own tax advisors regarding the implication of this new legislation on your investment in the notes.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, we have agreed to sell to the underwriters, for whom Banc of America Securities LLC, J.P. Morgan Securities Inc. and SunTrust Robinson Humphrey, Inc. are acting as representatives, and these underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below:

	Principal Amount	Principal Amount
Underwriter	of 2020 Notes	of 2040 Notes

Banc of America Securities LLC	$110,000,000	$110,000,000
J.P. Morgan Securities Inc.	110,000,000	110,000,000
SunTrust Robinson Humphrey, Inc.	110,000,000	110,000,000
Wells Fargo Securities, LLC	40,000,000	40,000,000
U.S. Bancorp Investments, LLC	40,000,000	40,000,000
Barclays Capital Inc.	7,500,000	7,500,000
BB&T Capital Market, a division of Scott & Stringfellow, LLC	7,500,000	7,500,000
BMO Capital Markets Corp.	7,500,000	7,500,000
BNP Paribas Securities Corp.	7,500,000	7,500,000
BNY Mellon Capital Markets, LLC	7,500,000	7,500,000
Fifth Third Securities, Inc.	7,500,000	7,500,000
HSBC Securities (USA) Inc.	7,500,000	7,500,000
Mitsubishi UFJ Securities (USA), Inc.	7,500,000	7,500,000
Morgan Keegan & Company, Inc.	7,500,000	7,500,000
PNC Capital Markets LLC	7,500,000	7,500,000
Loop Capital Markets, LLC	5,000,000	5,000,000
Samuel A. Ramirez & Company, Inc.	5,000,000	5,000,000
The Williams Capital Group, L.P.	5,000,000	5,000,000

Total	$500,000,000	$500,000,000

The underwriters have agreed to purchase all of the notes of a series sold pursuant to the underwriting agreement if any of such notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering prices on the cover page of this prospectus supplement, and to dealers at these prices less concessions not in excess of 0.300% of the principal amount of the 2020 notes and 0.500% of the principal amount of the 2040 notes. The underwriters may allow, and the dealers may reallow, discounts not in excess of 0.150% of the principal amount of the 2020 notes and 0.250% of the principal amount of the 2040 notes to other dealers. After the initial public offering, the public offering prices and other selling terms may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $1.5 million and are payable by us.

New Issue of Notes

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of either series of notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in each series of notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading markets for the notes or that active public markets for the notes will develop. If active public trading markets for the notes do not develop, the market prices and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market prices of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the prices of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes of that series than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes of that series in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings with us in the ordinary course of business. In particular, the affiliates of some of the underwriters are participants in our bank credit facility described in our filings with the SEC. They have received customary fees, commissions or other payments for these transactions.

Temple Sloan is a member of our board of directors. Mr. Sloan was a member of the board of directors of Bank of America Corporation until May 2009. We have commercial banking and capital markets relationships with subsidiaries of Bank of America Corporation. Mr. Sloan is a less than 1% shareholder of Bank of America Corporation.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed, severally and not jointly, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €443,000,000 and (3) an annual net turnover of more than €450,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has also represented and agreed, severally and not jointly, that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not, if the company was not an authorized person, apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The legality of the notes offered hereby will be passed upon for us by Moore & Van Allen PLLC, Charlotte, North Carolina, and for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2010, as amended, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede the information in this prospectus supplement and any information that was previously incorporated.

We incorporate by reference the documents listed below and any future documents we file with the SEC (File No. 1-7898) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we terminate this offering:

•	Our Annual Report on Form 10-K and the amendments thereto on Form 10-K/A for the fiscal year ended January 29, 2010.

You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC’s web site http://www.sec.gov or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling 1-800-SEC-0330. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at the following address:

Lowe’s Companies, Inc.
Attn: Investor Relations
1000 Lowe’s Boulevard
Mooresville, NC 28117
Telephone: (704) 758-1000

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus supplement.

Lowe’s Companies, Inc.

Debt Securities
Preferred Stock
Common Stock

We may offer to sell debt securities, preferred stock or common stock from time to time. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide specific terms of those securities, and the manner in which they are being offered, in a supplement to this prospectus. Any supplement to this prospectus may also add, update or change information contained in this prospectus. You should read this prospectus and any related supplement carefully before you invest.

The securities may be offered on a continuous or delayed basis directly to purchasers or to or through one or more underwriters, agents or dealers as designated from time to time. If any underwriters, agents or dealers are involved in the sale of any securities, the applicable supplement to this prospectus will set forth the names of any underwriters, agents or dealers and any applicable commissions or discounts. Our net proceeds from the sale of securities will also be set forth in the applicable prospectus supplement.

Investing in these securities involves risks. See risks described in this prospectus and those described as risk factors in Item 1A of our Annual Report on Form 10-K for the fiscal year ended January 30, 2009 as they may be amended, updated and modified periodically in our reports filed with the Securities and Exchange Commission. Additional risks may also be included in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may change. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

This prospectus is dated September 2, 2009.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings at any time and from time to time.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of those securities and that offering. Any supplement to this prospectus may also add, update or change information contained in this prospectus. As a result, the summary descriptions of the securities in this prospectus are subject, and qualified by reference, to the descriptions of the particular terms of any securities contained in an accompanying supplement.

You should carefully read this prospectus, the accompanying prospectus supplement and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Statements containing words such as “expects,” “plans,” “strategy,” “projects,” “believes,” “opportunity,” “anticipates,” “desires,” and similar expressions are intended to highlight or indicate “forward-looking statements.” Although we believe that the expectations, opinions, projections, and comments reflected in our forward-looking statements are reasonable, we can give no assurance that such statements will prove to be correct. A wide variety of potential risks, uncertainties, and other factors could materially affect our ability to achieve the results expressed or implied by our forward-looking statements including, but not limited to, changes in general economic conditions, such as rising unemployment, interest rate and currency fluctuations, higher fuel and other energy costs, slower growth in personal income, changes in consumer spending, the availability and increasing regulation of consumer credit and mortgage financing, changes in the rate of housing turnover, inflation or deflation of commodity prices, and other factors which can negatively affect our customers, as well as our ability to: (i) respond to adverse trends in the housing industry and the level of repairs, remodeling, and additions to existing homes, as well as general reduction in commercial building activity; (ii) secure, develop, and otherwise implement new technologies and processes designed to enhance our efficiency and competitiveness; (iii) attract, train, and retain highly-qualified associates; (iv) locate, secure, and successfully develop new sites for store development particularly in major metropolitan markets; (v) respond to fluctuations in the prices and availability of services, supplies, and products; (vi) respond to the growth and impact of competition; (vii) address legislative and regulatory developments; (viii) respond to unanticipated weather conditions that could adversely affect sales and (ix) execute successfully the business plan for our international expansion. Additional information regarding the risks and uncertainties which may affect our business operations and financial performance can be found in our filings with the SEC.

You should rely only on the information contained or incorporated by reference into this prospectus and any accompanying supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, any accompanying supplement and the documents incorporated by reference is accurate only as of their respective dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date hereof.

Except as otherwise indicated, all references in this prospectus to “Lowe’s”, “the company”, “we” and “our” refer to Lowe’s Companies, Inc., and its consolidated subsidiaries.

THE COMPANY

Lowe’s Companies, Inc. is a Fortune® 50 company, offering a complete line of home improvement products and services. Lowe’s is the second largest home improvement retailer in the world and the seventh largest retailer in the United States. Lowe’s operates stores in all 50 states, is expanding its network of stores into Canada and Mexico and, through a joint venture agreement with Australia’s largest retailer, is developing a network of home improvement stores for consumers in Australia.

We are an active supporter of the communities we serve. We are a national partner with both the American Red Cross and Habitat for Humanity International, and we support numerous local charities. Through the Lowe’s Heroes volunteer program, we provide help to civic groups with public safety projects and share important home safety and fire prevention information with neighborhoods across the country.

Our management is committed to understanding and reflecting the diverse cultures of the communities we serve across the United States in staffing, business partnerships and the products we sell. We are also committed to making diversity and inclusion a natural part of the way we do business. We have been a publicly held company since 1961, and our shares of common stock are listed on the New York Stock Exchange under the symbol “LOW.”

USE OF PROCEEDS

Unless we state otherwise in the applicable supplement, we will use the net proceeds from the sale of the securities that may be offered by this prospectus and the applicable supplement for refinancing indebtedness, general corporate purposes, which may include capital expenditures, additions to working capital and advances for or investments in our subsidiaries, and to finance repurchases of shares of our common stock.

We may temporarily invest any proceeds that are not immediately applied to the above purposes in U.S. government or agency obligations, commercial paper, money market funds, taxable and tax-exempt notes and bonds, variable-rate demand obligations, bank certificates of deposit or repurchase agreements collateralized by U.S. government or agency obligations. We may also deposit the proceeds with banks.

RATIO OF EARNINGS TO FIXED CHARGES

Lowe’s historical ratio of earnings to fixed charges is shown in the table below. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” includes pretax earnings plus fixed charges, less interest capitalized. “Fixed charges” includes interest expensed and capitalized and the portion of rental expense that is representative of the interest factor in these rentals.

											Six Months
	Fiscal Years Ended On										Ended
	January 28,		February 3,		February 2,		February 1,		January 30,		August 1,		July 31,
	2005		2006		2007		2008		2009		2008		2009

Ratio of earnings to fixed charges	12.3	x	14.1	x	15.4	x	11.5	x	8.2	x	11.0	x	9.4	x

DESCRIPTION OF OUR DEBT SECURITIES

The following description sets forth general terms and provisions of the debt securities that we may offer with this prospectus. We will provide additional terms of the debt securities in the applicable supplement.

We will issue senior debt securities under an amended and restated indenture, dated as of December 1, 1995, between Lowe’s and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to Bank One, N.A. (formerly known as The First National Bank of Chicago)). We refer to this indenture as the “Indenture.”

The following description summarizes some of the provisions of the Indenture, including definitions of some of the more important terms in the Indenture. However, we have not described every aspect of the debt securities. You should refer to the actual Indenture for a complete description of its provisions and the definitions of terms used in it. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in any applicable supplement, we are incorporating by reference those sections or defined terms into this prospectus or the applicable supplement.

The Indenture is an exhibit to the registration statement. See “Where You Can Find More Information” for information on how to obtain a copy of the Indenture for your review.

General Terms of Our Debt Securities.

The Indenture does not limit the aggregate principal amount of debt securities that we may issue and provides that we may issue debt securities from time to time in one or more series. (Section 301). In addition, neither the Indenture nor the debt securities will limit or otherwise restrict the amount of senior indebtedness that we or our subsidiaries may incur.

Under the Indenture, as of July 31, 2009, we have outstanding approximately:

•	$500 million of 8.25% Senior Notes due June 1, 2010;

•	$550 million of 5.60% Notes due September 15, 2012;

•	$500 million of 5.00% Notes due October 15, 2015;

•	$550 million of 5.40% Notes due October 15, 2016;

•	$250 million of 6.10% Notes due September 15, 2017;

•	$218 million of Medium Term Notes, Series B, at rates ranging from 7.11% to 7.61% with final maturities ranging from June 17, 2027 to May 15, 2037;

•	$300 million of 6.875% Debentures due February 15, 2028;

•	$400 million of 6.50% Debentures due March 15, 2029;

•	$500 million of 5.50% Notes due October 15, 2035;

•	$450 million of 5.80% Notes due October 15, 2036; and

•	$500 million of 6.65% Notes due September 15, 2037.

We have outstanding under a separate senior indenture an additional $15 million of Medium Term Notes, Series A, at rates ranging from 8.19% to 8.20% and with final maturities from August 12, 2022 to January 11, 2023.

The debt securities will be our unsecured obligations and will rank on a parity with all of our other existing and future unsecured and unsubordinated indebtedness. The debt securities will be subordinated to our existing and future secured indebtedness and that of our subsidiaries and to any existing and future unsecured, unsubordinated indebtedness of our subsidiaries. In other words, if we should default on our debt, we will not make payments on the debt securities until we have fully paid off our secured indebtedness and that of our subsidiaries and any unsecured, unsubordinated indebtedness of our subsidiaries.

The particular terms of each issue of debt securities, as well as any modifications or additions to the general terms of the Indenture applicable to the issue of debt securities, will be described in the applicable supplement.

This description will contain all or some of the following as applicable:

•	the title of the debt security;

•	the aggregate principal amount and denominations;

•	the maturity or maturities;

•	the price that we will receive from the sale of the debt securities;

•	the interest rate or rates, or their method of calculation, for the debt securities, which rate or rates may vary from time to time;

•	the date or dates on which principal and premium, if any, of the debt securities is payable;

•	the date or dates from which interest on the debt securities will accrue and the record date or dates for payments of interest or the methods by which any such dates will be determined;

•	the place or places where principal of, premium, if any, and interest on the debt securities is payable;

•	the terms of any sinking fund and analogous provisions with respect to the debt securities;

•	the respective redemption and repayment rights, if any, of Lowe’s and of the holders of the debt securities and the related redemption and repayment prices and any limitations on the redemption or repayment rights;

•	the conversion price and other terms of any debt securities that a holder may convert into or exchange for our other securities before our redemption, repayment or repurchase of those convertible debt securities;

•	any addition to or change in the covenants or events of default relating to any of the debt securities;

•	any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with the debt securities for or on behalf of the holders thereof or the Company or an affiliate;

•	whether the debt securities are to be issuable initially in temporary global form and whether any such debt securities are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global security may exchange the interests for debt securities of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

•	the listing of the debt securities on any securities exchange or inclusion in any other market or quotation or trading system; and

•	any other specific terms, conditions and provisions of the debt securities.

Unless the applicable supplement provides differently, upon receipt of payment, the trustee will pay the principal of and any premium and interest on the debt securities and will register the transfer of any debt securities at its offices. However, at our option, we may distribute interest payments by mailing a check to the address of each holder of debt securities that appears on the register for the debt securities. (Sections 305 and 1002).

Unless the applicable supplement provides differently, we will issue the debt securities in fully registered form without coupons and in denominations of $1,000 or any integral multiple of $1,000. There will be no service charge for any registration of transfer or exchange of the debt securities, although we may require that purchasers of the debt securities pay any tax or other governmental charge associated with the registration. (Sections 302 and 305).

We may issue debt securities as Original Issue Discount Securities, as defined in the Indenture, to be sold at a substantial discount below their principal amount. The applicable supplement will describe any special federal income tax and other considerations applicable to these securities.

Covenants Applicable to Our Debt Securities.

Unless stated otherwise in the applicable supplement, debt securities will have the benefit of the following covenants. We have defined several capitalized terms used in this section in the subsection below entitled “Definitions of Key Terms in the Indenture.” Capitalized terms not defined there are defined in the Indenture.

Restrictions on Debt.

The Indenture provides that as long as we have any senior debt securities outstanding:

•	we will not, and we will not permit any of our subsidiaries to, incur, issue, assume or guarantee any Debt secured by

—	a Mortgage on any Principal Property of Lowe’s or any subsidiary; or

—	any shares of Capital Stock or Debt of any subsidiary,

unless all outstanding senior debt securities will be secured equally and ratably with the secured Debt, so long as the secured Debt is secured; and

•	we will not permit any of our subsidiaries to incur, issue, assume or guarantee any unsecured Debt or to issue any preferred stock, unless the aggregate amount of all such Debt together with the aggregate preferential amount to which the preferred stock would be entitled on any involuntary distribution of assets and all Attributable Debt of Lowe’s and our subsidiaries in respect of sale and leaseback transactions would not exceed 10% of our Consolidated Net Tangible Assets.

These restrictions do not apply to the following Debts, which we exclude in computing Debt for the purpose of the restrictions:

•	Debt secured by Mortgages on any property acquired, constructed or improved by Lowe’s or any subsidiary after December 1, 1995, which Mortgages are created or assumed contemporaneously with, or within 30 months after, the acquisition, or completion of the construction or improvement, or within six months thereafter under a firm commitment for financing arranged with a lender or investor within the 30-month period, to secure or provide for the payment of all or any part of the purchase price of the property or the cost of the construction or improvement incurred after December 1, 1995 or Mortgages on any property existing at the time of its acquisition if any such Mortgage does not apply to any other property owned by us or any subsidiary other than, in the case of any such construction or improvement, any previously unimproved real property on which the property so constructed, or the improvement, is located;

•	Debt of any corporation existing at the time the corporation is merged with or into Lowe’s or a subsidiary;

•	Debt of any corporation existing at the time the corporation becomes a subsidiary;

•	Debt of a subsidiary to Lowe’s or to another subsidiary;

•	Debt secured by Mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in gross income of the holder; and

•	any extensions, renewals or replacements, in whole or in part, of any Debt referred to in the above clauses as long as the principal amount of that Debt is not increased and, in the case of Debt secured by a Mortgage, no more than all of the same property continues to secure such Debt.

These restrictions do not apply to any issuance of Preferred Stock by a subsidiary to Lowe’s or another subsidiary, provided that the Preferred Stock is not thereafter transferable to any Person other than Lowe’s or a subsidiary. (Section 1008).

Restrictions on Sales and Leasebacks.

The Indenture provides that we will not, and we will not permit any subsidiary to, after December 1, 1995, enter into any transaction involving the sale and subsequent leasing back by Lowe’s or any of its subsidiaries of any Principal Property, unless, after giving effect to the sale and leaseback transaction, the aggregate amount of all Attributable Debt with respect to all such transactions plus all Debt to which Section 1008 of the Indenture is applicable, would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there will be excluded in computing Attributable Debt for the purpose of the restriction, Attributable Debt with respect to any sale and leaseback transaction if:

•	the lease in the transaction is for a period (including renewal rights) not exceeding three years;

•	Lowe’s or a subsidiary, within 180 days after the sale, applies an amount not less than the greater of the net proceeds of the sale of the Principal Property leased under the arrangement or the fair market value of the Principal Property leased at the time of entering into the arrangement (as determined by the Board of Directors) to, with some restrictions, the retirement of our Funded Debt ranking on a parity with or senior to the debt securities or the retirement of Funded Debt of a subsidiary;

•	the transaction is entered into before, at the time of, or within 30 months after the later of the acquisition of the Principal Property or the completion of its construction;

•	the lease in the transaction secures or relates to obligations issued by a state, territory or possession of the United States, or any political subdivision thereof, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel, includable in the gross income of the holder; or

•	the transaction is entered into between Lowe’s and a subsidiary or between subsidiaries.
(Section 1009).

Definitions of Key Terms in the Indenture.

The Indenture defines the following terms used in this subsection:

“Attributable Debt” means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by that Person under the lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at the rate of 10% per annum compounded annually. The net amount of rent required to be paid under any such lease for any such period will be the amount of the rent payable by the lessee with respect to that period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease that is terminable by the lessee upon the payment of a penalty, the net amount will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease after the first date upon which it may be so terminated.

“Capital Stock”, as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether the capital stock will be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the corporation.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as shown on the most recent balance sheet of Lowe’s and our consolidated subsidiaries and computed under generally accepted accounting principles.

“Debt” means loans, notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Funded Debt” means all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower.

“Preferred Stock” means any class of our stock that has a preference over common stock in respect of dividends or of amounts payable in the event of our voluntary or involuntary liquidation, dissolution or winding up and that is not mandatorily redeemable or repayable, or redeemable or repayable at the option of the holder, otherwise than in shares of common stock or preferred stock of another class or series or with the proceeds of the sale of common stock or preferred stock.

“Principal Property” means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for selling home improvement products or the manufacturing, warehousing or distributing of the products, owned or leased by us or any of our subsidiaries. (Section 101).

The Effect of Our Corporate Structure on Our Payment of the Debt Securities.

The debt securities are the obligations of Lowe’s exclusively. Because our operations are currently conducted through subsidiaries, the cash flow and the consequent ability to service our debt, including the debt securities, are dependent, in part, upon the earnings of our subsidiaries and the distribution of those earnings to us or upon loans or other payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities. They have no obligation, contingent or otherwise, to pay any amounts due on the debt securities or to make any funds available for our payment of any amounts due on the debt securities, whether by dividends, loans or other payments. In addition, our subsidiaries’ payments of dividends and making of loans and advances to us may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and various business considerations.

Although the Indenture limits the incurrence of the indebtedness, as described above in the subsection “Covenants Applicable to Our Debt Securities,” the debt securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinated to any security interests in the subsidiary’s assets and any of the subsidiary’s indebtedness senior to that which we hold.

To the extent that we enter into joint ventures with others to conduct operations, those joint ventures will also be separate and distinct legal entities with similar effects on our payment of the debt securities.

No Restriction on Sale or Issuance of Stock of Subsidiaries.

The Indenture contains no covenant that we will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of our subsidiaries. It also does not prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, the subsidiary’s voting stock.

Consolidation, Merger and Sale of Assets.

Without the consent of the holders of any of the outstanding debt securities, we may consolidate or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety, to any corporation, partnership or limited liability company organized under the laws of any domestic jurisdiction, as long as:

•	the successor assumes our obligations on the debt securities and under the Indenture;

•	after giving effect to the transaction, no event of default, and no event that, after notice, lapse of time or both, would become an event of default, has occurred and is continuing; and

•	other conditions described in the Indenture are met. (Section 801).

Accordingly, the holders of debt securities may not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders. The existing protective covenants applicable to the debt securities would continue to apply to us in the event of a leveraged buyout initiated or supported by us, our management, or any of our affiliates or their management, but may not prevent such a transaction from taking place.

Events of Default.

The following are “events of default” with respect to debt securities of any series:

•	default for 30 days in payment when due of any interest on any debt security of the series;

•	default in payment when due of principal or premium, if any, or in the making of a mandatory sinking fund payment of any debt securities of the series;

•	default or breach, for 60 days after notice from the trustee or from the holders of at least 25% in aggregate principal amount of the debt securities of the applicable series then outstanding, in the performance of any other covenant or warranty in the debt securities of the series, in the Indenture or in any supplemental indenture or board resolution referred to in the notice under which the debt securities of the series may have been issued;

•	default in the payment of principal when due or resulting in acceleration of other indebtedness of ours for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million and the indebtedness is not discharged or acceleration is not rescinded or annulled within ten days after written notice of the default to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of the applicable series then outstanding, provided that the event of default will be deemed cured or waived if the default that resulted in the acceleration of the other indebtedness is cured or waived or the indebtedness is discharged;

•	events of bankruptcy, insolvency or reorganization of Lowe’s as more fully described in the Indenture; and

•	any other event of default provided with respect to the debt securities of that series. (Section 501).

The applicable supplement will describe any additional events of default that may be added to the Indenture for a particular series of debt securities. (Section 301). No event of default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an event of default with respect to any other series of debt securities issued under the Indenture.

The Indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to debt securities of the series, give to the holders of those debt securities notice of all uncured defaults known to it, provided that:

•	except in the case of default in payment of the principal, premium, if any, interest or sinking fund deposit on the debt securities of the series, the trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the interest of the holders of the debt securities of that series, and

•	no notice of a default made in the performance of any covenant or a breach of any warranty contained in the Indenture will be given until at least 60 days after the occurrence thereof.

“Default” means any event that is, or, after notice or passage of time or both, would be, an event of default. (Section 602).

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the principal amount (or, if the debt securities of the series are Original Issue Discount Securities, the portion of the principal amount as may be specified in the terms of the series) of all the debt securities of the series to be due and payable immediately. At any time after making a declaration of acceleration with respect to debt securities of any series, but before obtaining a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding debt securities of the series may, in some circumstances, rescind and annul the acceleration. (Section 502).

The Indenture provides that, except for the duty of the trustee in the case of an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of these rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered reasonable indemnity to the trustee. (Sections 601 and 603). Except as limited by the provisions for the indemnification of the trustee and certain other circumstances, the holders of a majority in aggregate principal amount of the outstanding debt securities of each series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of the series. (Section 512).

We are required to furnish annually to the trustee a statement as to our performance of some of our obligations under the Indenture and as to any default in our performance. (Section 1005).

Global Securities.

We may issue the debt securities of a series as one or more fully registered global securities. We will deposit the global securities with, or on behalf of, a depositary identified in the applicable supplement relating to the series. We will register the global securities in the name of the depositary or its nominee. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding debt securities of the series represented by the global security or securities. Until any global security is exchanged in whole or in part for debt securities in definitive certificated form, the depositary or its nominee may not transfer the global certificate except as a whole to each other, another nominee or to their successors and except as described in the applicable supplement. (Sections 303 and 305).

The applicable supplement will describe the specific terms of the depositary arrangement with respect to a series of debt securities that a global security will represent.

Modification and Waiver of the Indenture.

We and the trustee may modify or amend the Indenture or the terms of outstanding debt securities of any series without the consent of any holder in order to, among other things:

•	evidence the assumption of our obligations by a successor person under the provisions of the Indenture relating to the consolidations, mergers and sales of assets;

•	add covenants or events of defaults for the benefit of the holders of debt securities;

•	surrender our rights or powers under the Indenture;

•	provide for uncertificated debt securities;

•	add guarantees with respect to debt securities or secure debt securities;

•	establish the forms or terms of debt securities;

•	evidence the acceptance of appointment by a successor trustee;

•	permit or facilitate the issuance of debt securities convertible into other securities;

•	modify or amend the Indenture in accordance with, or to permit the qualification of the Indenture or any supplemental indenture, under the Trust Indenture Act of 1939 as then in effect; or

•	cure any ambiguity or correct or supplement any inconsistency in the Indenture.

In addition, except as described below, we and the trustee may modify or amend the Indenture with the consent of the holders of a majority in principal amount of the debt securities of any affected series. We must have the consent of the holders of all of the affected outstanding debt securities to:

•	change the stated maturity date of the principal of, or any installment of principal of, premium, if any, or interest on, any debt security;

•	reduce the principal, interest or amount payable on redemption of any debt security;

•	change the method of calculation of any interest on any debt security;

•	reduce the amount of principal of a debt security payable on acceleration of the maturity of the debt security;

•	change the place or currency of payment of principal of, or premium or interest on, any debt security;

•	impair a holder’s conversion rights;

•	impair a holder’s right to institute suit for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage in principal amount of the debt security, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with some of the provisions of the indentures or for waiver of some of the defaults.
(Sections 901 and 902).

The holders of a majority in principal amount of the debt securities of any affected series may, on behalf of the holders of all the debt securities of such series, waive:

•	our compliance with some of the restrictive provisions of the Indenture, and

•	any past default under the Indenture with respect to the debt securities.

They may not waive:

•	a default in the payment of the principal of, or premium, interest or sinking fund installment on, any debt security, or

•	a provision that, under the Indenture, requires the consent of the holders of all of the affected outstanding debt securities for modification or amendment.
(Section 513).

Regarding the Trustee.

The Bank of New York Mellon Trust Company, N.A. (as successor trustee to Bank One, N.A. (formerly known as The First National Bank of Chicago)) is the trustee under the Indenture. Notice to the trustee should be directed to:

The Bank of New York
Mellon Trust Company, N.A.
Corporate Trust Office
101 Barclay Street
New York, New York 10007

DESCRIPTION OF OUR PREFERRED STOCK

General.

The following is a summary of some of the important terms of our preferred stock. You should review the applicable North Carolina law, our Restated Charter and our Bylaws for a more complete description of our preferred stock.

Our Charter authorizes us to issue 5,000,000 shares of preferred stock, par value $5.00 per share, 750,000 shares of which have been designated as Participating Cumulative Preferred Stock, Series A. We may amend our Charter from time to time to increase the number of authorized shares of preferred stock. Such an amendment would require the approval of the holders of the voting capital stock entitled to vote on such an amendment in accordance with the terms of our Charter. As of the date of this prospectus, we had no shares of preferred stock outstanding.

The Board of Directors is authorized to designate the following with respect to each new series of preferred stock:

•	the title and stated value of the series;

•	the number of shares in each series;

•	the dividend rates and dates of payment;

•	whether dividends will be cumulative and, if cumulative, the date or dates from which they will be cumulative;

•	voluntary and involuntary liquidation preferences and the liquidation price and liquidation premium, if any, applicable to the series;

•	redemption prices;

•	the sinking fund or purchase fund provisions, if any, for redemption or purchase of shares;

•	the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series;

•	the voting rights, if any; and

•	any other applicable terms.

We will pay dividends and make distributions in the event of our liquidation, dissolution or winding up first to holders of our preferred stock and then to holders of our common stock. The Board of Directors’ ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of common stock and, under some circumstances, may discourage an attempt by others to gain control of us.

The terms of any series of preferred stock will be described in a supplement to this prospectus. Nevertheless, the description of the terms of any series of preferred stock in a supplement to this prospectus will not be complete. You should refer to the certificate of designation for the series of preferred stock for complete information.

Miscellaneous.

The preferred stock, when issued in exchange for full consideration, will be fully paid and nonassessable.

DESCRIPTION OF OUR COMMON STOCK

General.

The following is a summary of some of the terms of our common stock. For a more complete description of our common stock, you should review the applicable North Carolina law, our Restated Charter and our Bylaws. We have filed copies of our Restated Charter and our Bylaws with the SEC, and they are incorporated by reference herein. See “Where You Can Find More Information.”

Our Charter authorizes us to issue 5,600,000,000 shares of common stock. As of August 28, 2009, we had approximately 1,477,558,822 shares of common stock outstanding. Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive dividends when our Board of Directors declares them out of funds legally available therefor. Dividends may be paid on the common stock only if all dividends on any outstanding preferred stock have been paid or provided for.

The issued and outstanding shares of common stock are, and any shares of common stock offered by a prospectus supplement upon issuance and payment therefor will be, fully paid and nonassessable. Holders of common stock have no preemptive or conversion rights, and we may not make further calls or assessments on our common stock.

In the event of our voluntary or involuntary dissolution, liquidation or winding up, holders of common stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of preferred stock, if any, all of our remaining assets available for distribution.

Directors are elected by a majority vote of the holders of common stock voting at a meeting in person or by proxy. Holders of common stock are not entitled to cumulative voting rights.

Computershare Trust Company, N.A. of Providence, Rhode Island, acts as the transfer agent and registrar for the common stock.

Change of Control Provisions.

Some provisions of our Charter and of North Carolina law govern the rights of holders of common stock with the intention of affecting any attempted change of control of Lowe’s.

Board of Directors.

Continuing until after the Annual Meeting of Shareholders in 2010, our Charter classifies the Board of Directors into three separate classes, with the term of one-third of the directors expiring at each annual meeting. Having a classified Board makes it more difficult for holders of our common stock to gain control of the Board of Directors. Beginning with the 2011 Annual Meeting of Shareholders, and at each Annual Meeting thereafter, all directors will be elected annually.

North Carolina Shareholder Protection Act.

The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of our voting shares to approve a business combination with any entity that beneficially owns 20% of the outstanding voting shares of the corporation unless the “fair price” provisions of the Act are satisfied.

PLAN OF DISTRIBUTION

We may sell our securities in any of the following ways:

•	to or through underwriters;

•	to or through dealers;

•	through agents;

•	directly to purchasers through a specific bidding, ordering or auction process or otherwise;

•	through any combination of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The prospectus supplement with respect to the securities being offered will set forth the specific plan of distribution and the terms of the offering, including:

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts, selling commissions, agency fees and other items constituting underwriters’, dealers’ or agents’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or re-allowed or paid to dealers or agents.

We may designate agents to solicit purchases for the period of their appointment and to sell securities on a continuing basis, including pursuant to “at the market offerings”.

We may offer these securities to the public through underwriting syndicates represented by managing underwriters or through underwriters without a syndicate. If underwriters are used, we will enter into an underwriting agreement with the underwriters at the time of the sale of the securities and the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise indicated in the applicable supplement, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all the securities offered if any of the securities are purchased. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters and agents may from time to time purchase and sell the securities described in this prospectus and the applicable supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the securities or liquidity in the secondary market if one develops. From time to time, underwriters and agents may make a market in the securities.

In order to facilitate the offering of the securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the debt securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of the securities or of any other securities, the underwriters may bid for, and purchase, the securities or any other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Underwriters named in an applicable supplement are, and dealers and agents named in an applicable supplement may be, deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with the securities offered thereby, and any discounts or commissions they receive from us and any profit on their resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with the underwriters, agents and dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make in respect of these liabilities. Underwriters, agents or dealers and their affiliates may be customers of, engage in transactions with or perform services for Lowe’s Companies, Inc. or our subsidiaries and affiliates in the ordinary course of business.

If indicated in an applicable supplement, we will authorize dealers acting as our agents to solicit offers from some institutions to purchase our securities at the public offering price given in that supplement under “Delayed Delivery Contracts” providing for payment and delivery on the date or dates stated in such supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold under the contracts will not be less nor more than, the respective amounts stated in the applicable supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except that:

•	the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

•	if the securities are being sold to underwriters, we will have sold to the underwriters the total principal amount of the securities less the principal amount covered by contracts.

One or more firms, referred to as “remarketing firms”, may also offer or sell the securities, if the applicable supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The applicable supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933 and may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

Unless indicated in the applicable supplement, we do not expect to apply to list any series of debt securities on a securities exchange.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Moore & Van Allen PLLC, Charlotte, North Carolina. Any underwriters, dealers or agents will be advised by their own legal counsel concerning issues relating to any offering.

EXPERTS

The consolidated financial statements and related consolidated financial statement schedule, incorporated in this prospectus by reference from the Lowe’s Companies, Inc. and subsidiaries (the “Company”) Annual Report on Form 10-K for the fiscal year ended January 30, 2009, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information for the fiscal three-month periods ended May 1, 2009 and May 2, 2008 and for the fiscal three and six-month periods ended July 31, 2009 and August 1, 2008 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended May 1, 2009 and July 31, 2009 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file through the SEC’s web site at http://www.sec.gov or at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and on our website at http://www.lowes.com. The information on our web site is not a part of this prospectus or any applicable supplement.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.

We incorporate by reference into this prospectus the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding, in each case, any information or documents deemed to be furnished and not filed with the SEC), until we terminate this offering:

•	our Annual Report on Form 10-K for the fiscal year ended January 30, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended May 1, 2009 and July 31, 2009; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You can obtain any of the filings incorporated by reference into this prospectus through us, or from the SEC through the SEC’s web site or at the address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at the following address:

Lowe’s Companies, Inc.
Attn: Investor Relations
1000 Lowe’s Boulevard
Mooresville, North Carolina 28117
Telephone: (704) 758-1000

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

$1,000,000,000

$500,000,000 4.625% Notes due April 15, 2020

$500,000,000 5.800% Notes due April 15, 2040

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch
J.P. Morgan
SunTrust Robinson Humphrey

Co-Managers

Wells Fargo Securities
US Bancorp
Barclays Capital
BB&T Capital Markets
BMO Capital Markets
BNP PARIBAS
BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
HSBC
Mitsubishi UFJ Securities
Morgan Keegan & Company, Inc.
PNC Capital Markets LLC
Loop Capital Markets, LLC
Ramirez & Co., Inc.
The Williams Capital Group, L.P.

April 12, 2010